Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

Commission File No. for Registration Statement

on Form S-4 filed by 1847432 Alberta ULC: 333-234526

This filing consists of information to employees of Encana Corporation.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana’s subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), has filed a registration statement on Form S-4, which includes Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. The registration statement was declared effective by the SEC on December 11, 2019 and Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives on or about December 16, 2019 in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion of the corporate reorganization, including corporate domicile; timing of the special meeting of securityholders; benefits of the transaction including exposure to increasingly larger pools of investment, alignment with U.S. peers, inclusion in indicies and funds, and demand for our shares; highlights from our transformation, including strategic initiatives, production and capital program; asset composition; and sustainable business model and ability to generate free cash flow and return cash. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: the ability to receive, in a timely manner and on satisfactory terms, required securityholder, stock exchange and court approvals; assumptions contained in our corporate guidance; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: failure to achieve anticipated benefits of the corporate reorganization, including inclusion in certain indicies or funds; receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization; publicity resulting from the reorganization and impacts to the company’s business and share price; risks that certain shareholders may be required to sell or are not permitted to hold our shares following completion of the reorganization; risks outlined in our corporate guidance; changes in or interpretation of laws or regulations; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR, and as described in the definitive Proxy Statement/Prospectus. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the Proxy Statement/Prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.

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Headline: Cast Your Vote

Subhead: Vote for the U.S. domicile, new brand and share consolidation.

Our plans to establish a new corporate domicile in the U.S., rebrand with a new name and logo and consolidate our shares on a 1 – for – 5 basis will be voted on at an upcoming Special Meeting of Securityholders on January 14, 2020 at 8 a.m. MT.

If you owned Encana common shares and/or held Encana incentive awards as at the close of business December 9, 2019, you will receive a proxy or voting instruction form in a special meeting materials package. You should receive the materials in the mail at your home address in the next week or two.

The U.S. domicile, new brand and share consolidation must be approved by at least two-thirds of votes cast. Your vote is very important regardless of the number of Encana common shares or incentive awards you own.

How to vote

The Encana Board unanimously recommends that you vote “FOR” the reorganization resolution. Advance voting by registered shareholders and holders of Encana incentive awards must be received by 8 a.m. MT on January 10, 2020. Employees who hold Encana common shares through an employee benefit plan must submit their voting instruction form by 10 a.m. MT on January 7, 2020. Please allow for delivery time for submissions by mail.

Voting options vary depending on whether you are a registered or beneficial shareholder.

Voting options for registered shareholders and holders of Encana incentive awards:

•	Internet: Visit www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number on the back of the proxy form.

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Telephone: Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number on the back of the proxy form. You cannot appoint a proxyholder via the telephone voting system.

•	Mail: Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.

•	Fax: Complete, sign and date your proxy form and fax both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

•	In Person: Attend the meeting and vote in person.

Voting options for beneficial shareholders with a broker, trustee or bank:

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If your Encana common shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. Beneficial Encana shareholders who wish to attend the meeting and indirectly vote their Encana common shares may only do so as proxyholder for the registered Encana shareholder.

If you believe you should have received a proxy in the mail and did not receive a materials package, please contact Encana’s corporate secretary.